Exhibit 99.3

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, MAY 24, 2019

(AND AT ANY ADJOURNMENT THEREOF)

I/We(Note 1)                                                                                                                                                                                                                   of                                                                                                                                                                                                                                        being the registered holder(s) of (Note 2)                                                                                                                                                                                               shares of US$0.01 each in the share capital of Sands China Ltd. (the “Company”) hereby appoint the Chairman of the meeting or (Note 3)                                                                                                                                                                                                                                    of                                                                                                                                                                                                                                 as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the annual general meeting (the “AGM”) of the Company for the year 2019 to be held at Dunhuang Ballroom, Level 4, Conrad Macao, Cotai Central, Sands Cotai Central, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 24, 2019 at 11:00 a.m. (and at any adjournment thereof) and to exercise all rights conferred on proxies under law, regulation and the articles of association of the Company.

Please tick (“✓”) in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll(Note 4).

ORDINARY RESOLUTIONS		FOR(Note 4)	AGAINST(Note 4)
1.	To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2018.
2.	To declare a final dividend of HK$1.00 per share for the year ended December 31, 2018.
3.	(a) To re-elect Dr. Wong Ying Wai as executive Director.
(b) To re-elect Ms. Chiang Yun as independent non-executive Director.
(c) To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director.
(d) To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.
4.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.
5.	To give a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
6.	To give a general mandate to the Directors to allot, issue and deal with additional shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company by the aggregate number of the shares repurchased by the Company.*
8.	To adopt the 2019 equity award plan.*

Date (Note 5): 2019	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted or the number of shares inserted is more than the total number of shares registered in your name(s), this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one valid proxy form is delivered in respect of the same share for use at the meeting, only the one which is delivered last in accordance with note 7 below (regardless of the date on which it is signed) will be treated as the valid form. If it is not possible to determine the order of delivery, none of the forms will be treated as valid.

3.

Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the AGM. If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent you. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “AGAINST”. If you wish to vote for or against a resolution but only in respect of part of the number of shares to which this form of proxy relates, please insert the number of shares intended to be voted in the relevant box. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

5.

This form of proxy must be signed and dated by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney so authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

6.

In case of joint holders, any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

7.

In order to be valid, this completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 22, 2019 (or if the AGM is adjourned, not less than 48 hours before the time appointed for holding the adjourned AGM).

8.

Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the AGM if you so wish but your proxy’s authority to vote on a resolution is to be regarded as revoked if you attend the meeting in person and vote on that particular resolution.

9.

The Company and its branch share registrar will not be obliged to accept any documents relating to proxies that are submitted through electronic means or by any other data transmission process. The Company has absolute discretion to deal with any proxy forms including rejecting any form of proxy which is incomplete, improperly completed, illegible, or where it is difficult to ascertain from it the intention of the shareholder making the appointment or where its contents contradict another form of proxy submitted by or on behalf of the same shareholder.

*	The full text of the resolution is set out in the Notice of the AGM

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by either of the following means:

By mail to:	Personal Data Privacy Officer
Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
By email to:	hkinfo@computershare.com.hk

This document is made in English and Chinese. In case of any inconsistency, the English version shall prevail.